Exhibit 3.29.1

Certificate of Amendment to Certificate of Formation

of

KENTUCKY HOLDINGS I, LLC

It is hereby certified that:

1. The name of the limited liability company (hereinafter called the “limited liability company”) is:

KENTUCKY HOLDINGS I, LLC

2. The certificate of formation of the limited liability company is hereby amended by striking out the statement relating to the limited liability company’s registered agent and registered office and by substituting in lieu thereof the following new statement:

“The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.”

Executed on May 7, 2007

/s/ Michael T. Berg
Name:	Michael T. Berg
Title:	Authorized Person